CINTAS CORPORATION

                         593,029 shares of Common Stock


     The shareholders of Cintas Corporation described below are offering and selling up to 593,029 shares of Cintas common stock.

     The Selling Shareholders may offer their Cintas common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

     Cintas common stock is traded on the Nasdaq National Market under the symbol "CTAS." On June 23, 2000, the closing price of one share of Cintas common stock on the Nasdaq National Market was $39.38.

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     The shares of Cintas  common  stock  offered  pursuant  to this  Prospectus involve  a high  degree  of  risk.  See  "Risk  Factors"  beginning  at  page 3.

                    ----------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                  The date of this Prospectus is June 26, 2000



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                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them. This Prospectus incorporates important business and financial information about Cintas which is not included in or delivered with this Prospectus. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

     -    Our Annual Report on Form 10-K for the fiscal year ended May 31, 1999;

     - Our Quarterly Reports on Form 10-Q for the quarters ended August 31, 1999 (as amended), November 30, 1999, and February 29, 2000; and

     - Our Registration Statement on Form 8-A, SEC File No. 0-11399, registering our common stock under Section 12 of the Securities Exchange Act of 1934.

     We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     You may obtain a copy of these filings without charge, by writing or telephoning us at the following address:

                       David T. Jeanmougin
                       Senior Vice President and Secretary
                       Cintas Corporation
                       6800 Cintas Boulevard
                       Cincinnati, Ohio   45262
                       (513) 459-1200

     You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of those documents. If you would like to request documents from us, please do so by five business days before you have to make an investment decision.

     This Prospectus and the documents "Incorporated by Reference" as discussed under "Where You Can Find More Information" contain forward looking statements within the meaning of federal securities law. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements

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discuss future expectations,  contain projections of results of operations or of financial condition or state other "forward-looking" information. Although management believes that the expectations reflected in its forward-looking statements are based on reasonable assumptions, there are certain factors such as general economic conditions, local real estate conditions, or weather conditions that might cause a difference between actual results and those forward-looking statements. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus.

                                  RISK FACTORS

     An investment in the shares of Cintas common stock offered under this Prospectus involves a high degree of risk. The following risk factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating Cintas and its business.

Acquisitions

     From June 1, 1995 through the fiscal quarter ended February 28, 2000, Cintas issued approximately 23,933,000 shares of its common stock and paid approximately $81.6 million in cash in 172 acquisitions. As part of its growth strategy, Cintas intends to continue to actively pursue additional acquisition opportunities. In order to achieve anticipated benefits from these acquisitions, Cintas must successfully integrate any acquired business with its existing operations, and while it believes it will be able to fully integrate these businesses into Cintas, it can give no assurance that it will be successful in this regard. Cintas can also give no assurance that it will be able to complete future acquisitions or that all future issuances of securities in connection with acquisitions will not dilute the interests of its shareholders.

Competition

     Cintas' customers in the uniform rental and sales industry primarily choose suppliers based upon quality of products, service and price. Leading uniform competitors include UniFirst Corporation, ARAMARK Corporation and G&K Services, Inc. In addition to Cintas' traditional uniform rental competitors, Cintas anticipates that future competition may be with businesses that focus on selling uniforms and other related items. If existing or future competitors seek to gain or retain market share by reducing prices, Cintas may be required to lower prices, which would hurt its operating results. Cintas competitors also generally compete with Cintas for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates.

Economic Conditions

     National or regional economic slowdowns or certain industry specific slowdowns may hurt Cintas' business. Events or conditions in a particular area, such as adverse weather and other factors, could also hurt operating results. Furthermore, increases in interest rates may lead to a decline in economic activity and adversely affect operating results. While Cintas does not believe that its exposure is greater than that of its competitors, Cintas could be adversely affected by increases in the prices of fabric, fuel, wages and other

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components  of product  cost  unless it could  recover  such  increases  through increases in the prices for its services and products. Competitive and general economic conditions might limit the ability of Cintas and its competitors to increase prices to cover such increases.

Environmental Regulation

     Cintas, and its competitors in the uniform rental industry, are regulated by various local, state and federal environmental laws and regulations. These laws and regulations govern air emissions, wastewater discharges and hazardous materials management and disposal. The most onerous of these typically are the hazardous materials regulations. In the past, Cintas has settled, or contributed to the settlement of, actions or claims brought against it which relate to the handling or release of hazardous materials. In the future, Cintas may be required to pay material amounts to compensate for the consequences of releases of hazardous materials and wastes. Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While Cintas regularly engages in environmental due diligence in connection with acquisitions, Cintas can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make Cintas liable under these laws or expose Cintas to third-party actions including tort suits.

     In 1998, the USEPA proposed Categorical Pretreatment Standards for the industrial laundry industry which, if implemented, would have changed the regulation of wastewater discharges from being governed on a local level to the federal level. Cintas and the industry trade association were successful in providing USEPA evidence that existing, local regulation was sufficient to protect the environment. In 1999, USEPA issued a final ruling on this issue declaring that Categorical Pretreatment Standards were not required for the industrial laundry industry.

Dependence on Senior Management; Ability to Attract and Retain Quality Personnel

     Cintas' success depends in part on the skills, experience and efforts of senior management and certain other key employees. If, for any reason, one or more senior executives or key personnel were not to remain active with Cintas, results of operations could be hurt. Future success also depends on Cintas' ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. Although Cintas has an excellent track record of attracting and retaining quality people, there is competition in the market for the services of such qualified personnel and a tight market for hourly workers. The failure to attract and retain such personnel or workers could hurt the results of operations.

                                   THE COMPANY

     Cintas designs, manufactures and implements corporate identity uniform programs which it rents or sells to customers throughout the United States and Canada. Cintas also provides ancillary services including entrance mats, sanitation supplies, first aid products and services and cleanroom supplies. Cintas provides these highly specialized services to businesses of all types -- from small service and manufacturing companies to major corporations that employ thousands of people.

     During the past five years, Cintas has made several acquisitions which significantly affected Cintas' revenues and net income. These acquisitions were completed using cash, seller-financing, Cintas common stock or a combination of these methods. Cintas intends to continue to expand, through both internal growth, including the establishment of operations in new geographic areas, and by continuing its acquisition program of both uniform rental and sale companies and companies that engage in the sale and distribution of first aid and safety products.

     Cintas was incorporated under the laws of the State of Washington in 1986 and is the successor to a business begun in 1929. Its executive offices are located at 6800 Cintas Boulevard, Mason, Ohio 45040; telephone number (513) 459-1200.

                              SELLING SHAREHOLDERS

     On April 8, 1998, Cintas consummated the acquisition of the following affiliated entities: Uniforms to You and Company, Integrity Uniform Co., Pride Manufacturing Company, M. Frank & Co., UTY Canada, Ltd., Working Class, Ltd., Michael/Keith Partnership and UTY Partners. The Selling Shareholders received 3,959,262 shares of Cintas common stock in exchange for their shares and interests in such corporations and partnerships. In June, 2000, the Selling Shareholders received an additional 40,509 shares of Cintas common stock as a result of an adjustment to the consideration payable to the Selling Shareholders in connection with the April 8, 1998 transaction.

     The Selling Shareholders are offering up to 593,029 shares of Cintas common stock under this Prospectus in the amounts set forth below. No Selling Shareholder owns shares of Cintas common stock other than those offered under this Prospectus. If all Selling Shareholders sell all shares offered under this Prospectus, they will not own any shares of Cintas common stock.

Michael Frank Remainder Trust #1, Marshall E. Eisenberg, Trustee        7,900
Keith Frank Remainder Trust #1, Michael Frank, Trustee                  2,882
Alpha Q Trust, Allen M. Turner, Trustee                               214,012
Flossmoor Q Trust, Allen M. Turner, Trustee                           137,639
Direction Q Trust, Marshall E. Eisenberg, Trustee                       5,288
David Pinzur                                                          130,044
Michael DiMino                                                         74,844
Keith Frank Revocable Trust, Keith Frank, Trustee                      14,379
Michael Frank Revocable Trust, Michael B. Frank, Trustee                5,300
Marcia Frank                                                               17
Working Class, Inc.                                                        73
Natalie and Stephanie Trust, Marshall E. Eisenberg, Trustee                65
Madeline Trust, Marshall E. Eisenberg, Trustee                             66
Stephanie Trust, Marshall E. Eisenberg, Trustee                            65
Aaron and Madeline Trust, Marshall E. Eisenberg, Trustee                   65
Natalie and Madeline Trust, Marshall E. Eisenberg, Trustee                 65


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Robin and Stephanie Trust, Marshall E. Eisenberg, Trustee                  65
Natalie and Aaron Trust, Marshall E. Eisenberg, Trustee                    65
Madeline and Stephanie Trust, Marshall E. Eisenberg, Trustee               65
Aaron and Stephanie Trust, Marshall E. Eisenberg, Trustee                  65
Aaron Trust, Marshall E. Eisenberg, Trustee                                65
                                                                     ---------
  Total                                                               593,029

     Shares acquired by gift from the Selling Shareholders may also be sold pursuant to the Prospectus by any such donee. This Prospectus may also be used by transferees, assignees, distributees and pledgees of the Selling Shareholders.

                                 USE OF PROCEEDS

     Cintas will not receive any proceeds from the shares being sold in this offering.

                              PLAN OF DISTRIBUTION

     Cintas is registering the shares offered hereby on behalf of the Selling Shareholders. Cintas has been advised by the Selling Shareholders that they may sell or transfer all or a portion of the shares offered hereby from time to time to third parties directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or from purchasers of the shares for whom they may act as agent. However, the Selling Shareholders have advised Cintas that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sales or transfers of shares by the Selling Shareholders. Such sales and transfers of the shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, through put or call options transactions relating to the shares, through short sales of shares or a combination of such methods of sale, or by any other legally available means.

     The term, "Selling Shareholders" includes donees, pledgees and assignees in interest selling shares acquired from the named Selling Shareholders after the date of this Prospectus. Any or all of the shares may be sold or transferred from time to time by the Selling Shareholders by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) through the writing of options on the shares; (e) pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) any other legally available means. The aggregate net proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of such shares less any commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market. Additionally, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales by the Selling Shareholders in the market.

     No underwriter, broker, dealer or agent has been engaged by Cintas in connection with the distribution of the shares.

     Any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any of the shares. The Selling Shareholders may transfer, devise or gift shares by other means not described herein.

     Cintas will pay all of the expenses incident to the registration of the shares, other than underwriting discounts and selling commissions, if any.

     The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

     When the Selling Shareholders notify Cintas that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. The supplement will disclose (i) the name of each such Selling Shareholders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares will be sold, (iv) the commissions to be paid or discounts or concessions to be allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. A supplement to this Prospectus will be filed if Cintas is notified by the Selling Shareholders that a donee or pledgee intends to sell more than 500 shares.

                                  LEGAL MATTERS

     The legality of the common stock offered hereby will be passed upon for Cintas by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio, of which Donald
P. Klekamp, a Director of Cintas, is a partner. Members of that firm participating in matters connected with the issuance of shares under this Prospectus beneficially own 277,800 shares of Cintas common stock.

                                     EXPERTS

     The consolidated financial statements of Cintas Corporation at May 31, 1999 and 1998, and for each of the three years in the period ended May 31, 1999, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  MISCELLANEOUS

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Cintas since the date hereof or that the information herein is correct as of any time subsequent to its date.